UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

MMODAL INC.

(Name of Subject Company)

LEGEND ACQUISITION SUB, INC.

(Name of Filing Person (Offeror))

a wholly-owned subsidiary of

LEGEND PARENT, INC.

(Name of Filing Person (Parent of Offeror))

ONE EQUITY PARTNERS V, L.P.

(Name of Filing Person (Other Person))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

60689B107

(CUSIP Number of Class of Securities)

Gregory A. Belinfanti

Christian Ahrens

Legend Acquisition Sub, Inc.

c/o One Equity Partners V, L.P.

320 Park Avenue

New York, New York 10022

Telephone: (212) 277-1500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Derek Winokur, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Tel: (212) 698-3500 Fax: (212) 698-3599

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$831,315,758	$95,268.78

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 57,067,956 shares of common stock, par value $0.10, of MModal Inc. outstanding (including shares of restricted common stock) multiplied by the offer price of $14.00 per share, (ii) 1,776,421 shares of common stock, par value $0.10, of MModal Inc., issuable pursuant to outstanding options multiplied by the offer price of $14.00 per share, and (iii) 535,320 outstanding restricted stock units multiplied by the offer price of $14.00 per share. The calculation of the filing fee is based on information provided by MModal Inc. as of July 12, 2012.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $95,268.78	Filing Party: Legend Acquisition Sub, Inc.
Form or Registration No.: SC TO-T	Date Filed: July 17, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 17, 2012 (which, together with this Amendment, Amendment No. 1, filed on July 24, 2012, Amendment No. 2, filed on July 25, 2012, and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”). The Schedule TO relates to the tender offer by Legend Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned direct subsidiary of Legend Parent, Inc., a Delaware corporation (the “Parent”), for all of the outstanding common stock, par value $0.10 per share (“Shares”), of MModal Inc., a Delaware corporation (“MModal”), at a price of $14.00 per share net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated July 17, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment is being filed to amend and supplement Items 1, 7 and 12 as reflected below.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

Item 1 of this Schedule TO is hereby amended and supplemented as follows by amending and supplementing the information set forth in the “Summary Term Sheet” of the Offer to Purchase by replacing the third sentence under the heading “Will you have the financial resources to make payment?” with the following:

“The Parent has obtained commitments from Bank of America, N.A., Royal Bank of Canada, and SunTrust Bank to provide the full amount of a $505 million senior secured credit facility (consisting of a $440 million term loan facility, less the amount of any deferred acquisition payments not made by MModal before the closing of the Merger, and a $65 million revolving credit facility) (which we refer to as the “Senior Secured Facility”).”

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

Item 7 of this Schedule TO is hereby amended and supplemented as follows by amending and supplementing the information set forth in Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” by replacing the second sentence of the first paragraph in the Section with the following:

“The Parent has received a commitment from its lenders to provide it with a senior secured credit facility in an aggregate amount of $505,000,000 (consisting of a $440,000,000 term loan facility, less the amount of any deferred acquisition payments not made by MModal before the closing of the Merger, and a $65,000,000 revolving credit facility) (which we refer to as the “Senior Secured Facility”).”

Item 7 of this Schedule TO is hereby amended and supplemented as follows by amending and supplementing the information set forth in Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” by replacing the first sentence of the sixth paragraph in the Section with the following:

“The following summary of certain financing arrangements in connection with the Offer and the Merger is qualified in its entirety by reference to the applicable commitment letters described below, copies of which are filed as Exhibits (b)(2) and (d)(4) to the Schedule TO filed with the SEC and are incorporated by reference herein.”

Item 7 of this Schedule TO is hereby amended and supplemented as follows by amending and supplementing the information set forth in Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” by replacing the first paragraph under the heading “Debt Financing” with the following:

“The Parent has received an amended and restated debt commitment letter, dated as of July 26, 2012 (which we refer to as the “Debt Commitment Letter”), among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Royal Bank of Canada, SunTrust Bank and SunTrust Robinson Humphrey, Inc. and the Parent, pursuant to which the Purchaser (i) obtained (A) $440,000,000 in commitments under a senior secured term loan facility, less the amount of any deferred acquisition payments not made by MModal before the closing of the Merger (the “Term Loan Facility”) and (B) $65,000,000 in commitments under a senior secured revolving credit facility (the “Revolving Credit Facility”), in each case as described in the Debt Commitment Letter (the “Senior Credit Facility”), and (ii) will either (x) issue an aggregate principal amount of its senior unsecured notes (the “Senior Notes”) generating up to $250,000,000 in gross proceeds in a Rule 144A or other private placement, or (y) if and to the extent the Purchaser does not, or is unable to issue Senior Notes yielding at least $250,000,000 aggregate principal amount on or prior to the consummation of the Offer, obtain up to $250,000,000 in loans under a new senior unsecured bridge facility (which we refer to as the “Bridge Facility”) less the amount of Senior Notes, if any, issued on or prior to the consummation of the Offer.”

Item 7 of this Schedule TO is hereby amended and supplemented as follows by amending and supplementing the information set forth in Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” by replacing the third sentence of the final paragraph under the heading “Debt Financing” with the following:

“We have filed a copy of the Debt Commitment Letter as Exhibit (b)(2) to the Schedule TO, which is incorporated by reference.”

Item 7 of this Schedule TO is hereby amended and supplemented as follows by amending and supplementing the information set forth in Section 10 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with MModal” by replacing the second to last paragraph under the heading “Background of the Offer” with the following:

“On the evening of July 2, 2012, (i) the Parent, the Purchaser and MModal executed the Merger Agreement, (ii) Sponsor and MModal executed the Guaranty (as defined below), (iii) Sponsor and the Parent executed the Equity Commitment Letter, (iv) the Parent, the Purchaser and the S.A.C. Shareholders executed the Support Agreement and (v) the Parent and their debt financing sources executed a debt commitment letter.”

Item 12.	Exhibits.

Regulation M-A Item 1016

Item 12 of this Schedule TO is hereby amended and supplemented by adding thereto the following exhibit:

Exhibit No.	Description

(b)(2)	Amended and Restated Debt Commitment Letter, dated as of July 26, 2012, among Legend Parent, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Royal Bank of Canada, SunTrust Bank and SunTrust Robinson Humphrey, Inc.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2012

LEGEND ACQUISITION SUB, INC.

By:	/s/ Matthew P. Hughes
	Name:	Matthew P. Hughes
	Title:	Secretary

LEGEND PARENT, INC.

By:	/s/ Matthew P. Hughes
	Name:	Matthew P. Hughes
	Title:	Secretary

ONE EQUITY PARTNERS V, L.P.

By:	OEP General Partner V, L.P.,
as General Partner

By:	OEP Parent LLC,
as General Partner

By:	/s/ Matthew P. Hughes
	Name:	Matthew P. Hughes
	Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 17, 2012.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by One Equity Partners and MModal Inc. on July 2, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by MModal Inc. with the Securities and Exchange Commission on July 3, 2012).*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on July 17, 2012.*

(a)(1)(H)	Joint Press Release issued by One Equity Partners and MModal Inc. on July 17, 2012.*

(a)(1)(I)	Joint Press Release issued by One Equity Partners and MModal Inc. on July 24, 2012.*

(a)(5)(A)	Complaint filed by Alan Kahn, on behalf of himself and all other similarly situated, on July 6, 2012, Court of Chancery of the State of Delaware.*

(a)(5)(B)	Complaint filed by Edward Forstein, on behalf of himself and all other similarly situated, on July 9, 2012, Court of Chancery of the State of Delaware.*

(a)(5)(C)	Complaint filed by Scott Phillips, on behalf of himself and all other similarly situated, on July 10, 2012, Court of Chancery of the State of Delaware.*

(a)(5)(D)	Amended Consolidated Verified Class Action Complaint (In re MModal Inc. Shareholder Litigation) filed on July 24, 2012, Court of Chancery of the State of Delaware.*

(b)(1)	Debt Commitment Letter, dated as of July 2, 2012, among Legend Parent, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Royal Bank of Canada.*

(b)(2)	Amended and Restated Debt Commitment Letter, dated as of July 26, 2012, among Legend Parent, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Royal Bank of Canada, SunTrust Bank and SunTrust Robinson Humphrey, Inc. **

(d)(1)	Agreement and Plan of Merger, dated as of July 2, 2012, by and among Legend Parent, Inc., Legend Acquisition Sub, Inc. and MModal Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by MModal Inc. with the Securities and Exchange Commission on July 3, 2012).*

(d)(2)	Limited Guaranty, dated as of July 2, 2012, by and between One Equity Partners V, L.P. and MModal Inc.*

(d)(3)	Confidentiality Agreement, dated as of April 11, 2012, by and between One Equity Partners IV, L.P. and MModal Inc.*

(d)(4)	Equity Commitment Letter, dated as of July 2, 2012, among One Equity Partners V, L.P., Legend Parent, Inc. and Legend Acquisition Sub, Inc.*

(d)(5)	Support Agreement, dated as of July 2, 2012, by and among Legend Parent, Inc., Legend Acquisition Sub, Inc. and each of S.A.C. PEI CB Investment, L.P., S.A.C. PEI CB Investment II, LLC. International Equities (S.A.C. Asia) Limited and S.A.C. Multiquant Fund, LLC.*

(g)	None.

(h)	None.

*	Previously filed.
**	Filed herewith.